
August 31, 2021

Martin Garmendia
Chief Financial Officer, Treasurer and Secretary
AerSale Corporation
121 Alhambra Plaza
Suite 1700
Coral Gables , FL 33134

> **Re: AerSale Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 16, 2021**
> **Form 10-Q for the Quarter Ended June 30, 2021**
> **Filed August 9, 2021**
> **File No. 001-38801**

Dear Mr. Garmendia:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2020

Accounts Receivable, page 48

1. We note you have recorded an insurance receivable of $2.5 million related to aircraft leased to Air Indus that suffered significant damage as the result of a terrorist attack on June 9, 2014. You also disclose that you are working with the insurance company to negotiate final settlement. Please tell us in further detail how you determined recovery of this insurance receivable is probable.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note B. Summary of Significant Accounting Policies

Inventory, page 48

2.  We note for that for aircraft and engine parts that originate from dismantled aircraft and engines, cost is determined using a ratio calculated based on the relationship of the cost of the dismantled aircraft or engine at the time of purchase to the total estimated sales value of the dismantled aircraft or engine at the time of purchase. You further state that "At the time of sale, this ratio is applied to the sale price of each individual airframe and/or engine part to determine its allocated cost." Please tell us in further detail how this ratio is calculated and applied, please provide us an example.

Form 10-Q for the Quarter Ended June 30, 2021

Note B. Summary of Significant Accounting Policies
Revision of Prior Period Financial Statements, page 7

3.  We note that you identified and corrected errors related to the classification of your private warrants. You further disclose that as a result of your review of the SEC April 12, 2021 Public Statement on warrants you concluded that your private warrants do not meet the conditions to be classified as equity and instead should be classified as liabilities. Please tell us how you account for your public warrants. If you account for them as equity, please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Aamira Chaudhry at 202-551-3389 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services